VanEck Bitcoin Trust c/o VanEck Digital Assets, LLC 666 Third Avenue, 9th Floor New York, New York 10017

VIA EDGAR

Ms. Sandra Hunter Berkheimer, Esq.
Ms. Lulu Cheng, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

January 9, 2024
Re:	Request for Acceleration of Effectiveness VanEck Bitcoin Trust Registration Statement on Form S-1

File No. 333-251808

Dear Mses. Berkheimer and Cheng

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), VanEck Bitcoin Trust (the “Trust”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 5:00 p.m., New York City time, on January 10, 2024, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Should you have any questions or require any additional information with respect to this filing, please contact Clifford R. Cone at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

VanEck Digital Assets, LLC
Sponsor of VanEck Bitcoin Trust

By: /s/ Jonathan R. Simon
Name: Jonathan R. Simon
Title: Senior Vice President, General Counsel and Secretary

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
John J. Crimmins, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Clifford R. Cone, Clifford Chance US LLP
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Kimara E. Davis, Clifford Chance US LLP
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